VIA EDGAR

Christopher Wimmer, General Counsel

4Front Ventures Corp.

7010 E. Chauncey Lane, Suite 235

Phoenix, AZ 85054

christopher.wimmer@4frontventures.com

March 18, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Attention: Eric Atallah; Tara Harkins

Re:	Front Ventures Corp.

Form 10-K for Fiscal Year Ended December 31, 2022

Response dated February 7, 2024

File No. 000-56075

Dear Mr. Atallah and Ms. Harkins:

I write on behalf of 4Front Ventures Corp. (“4Front,” “we,” “us,” “our,” or the “Company”) to respond to a comment letter, dated February 28, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning 4Front’s annual report on Form 10-K for fiscal year ended December 31, 2022. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial and Performance Measures

Adjusted EBITDA, page 38

1.

We note your response to prior comment 1. It is unclear from your response why accounting for a failed lease back transaction under US GAAP, as though it did not fail, does not constitute an individually tailored recognition method under Question 100.04 of the Compliance and Disclosure Interpretations (“C&DIs”) for Non-GAAP Financial Measures. Please specifically tell us how you considered the guidance of Question 100.04 in determining that your presentation does not constitute an individually tailored recognition method or remove this adjustment from future filings.

We respectfully acknowledge the Staff’s comment and advise that we will remove the “Sale leaseback related interest expense and non-cash operating lease amortization” line item from our presentation of the non-GAAP financial measure of adjusted EBITDA (“Adjusted EBITDA”) in future filings.

2.

We note your response to comment 2 and that you believe that your Matteson facility charges are not normal, recurring, cash operating expenses necessary to operate your business. We note that your company appears to be growing and that you will continue to construct new facilities as you grow. You further state your Matteson facility charges have historically varied from period to period and are based on factors largely outside of your control, such as labor costs and rates of inflation. It appears you are trying to normalize your costs. Considering these factors outlined, please explain to us in more detail how you considered if the Matteson facility start-up costs are normal, recurring, cash operating expenses necessary to operate your business. Refer to the guidance in Questions 100.01 of the C&DIs for Non-GAAP Financial Measures.

We respectfully acknowledge the Staff’s comment and advise that we have considered Question 100.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures (the “Non-GAAP C&DIs”) in preparing our response.

While we concur with the observation that we are growing, we respectfully advise the Staff that we do not intend to continue to construct new facilities once the construction of our Matteson facility is complete; our business is not to build and construct growing and processing facilities but rather to grow, process and sell cannabis. Accordingly, when considering whether our Matteson facility start-up costs were normal, recurring, cash operating expenses necessary to operate our business we took into account the nature of those costs, the likelihood that we would continue to incur those costs going forward and whether those costs constituted expenses necessary to maintain our day-to-day operations. Given the non-operational nature of, and variability among, many of our Matteson facility start-up costs, we believe that adjusting for those costs provides investors with useful supplemental information with which to analyze underlying trends in our financial results based on our ongoing cash operating expenses and does not result in the use of an individually tailored accounting presentation. Notwithstanding our belief, in response to the Staff’s comment, we will remove the Matteson facility charges line-item from our Adjusted EBITDA presentation in future filings.

3.

We note from your response to prior comment 3 that you have excluded $3.8 million of litigation funding from your adjusted EBITDA. However, your proposed disclosures in response to comment 3 in our letter dated December 15, 2023 does not appear to exclude the litigation funding from adjusted EBITDA. Please address the following:

•	Clarify if the $3.8 million litigation funding is included in your Adjusted EBITDA subtotal for the year ended December 31, 2022.

•	If litigation funding is not included in your Adjusted EBITDA subtotal, tell us which line item in your Adjusted EBITDA reconciliation includes the adjustment to remove this amount; and

•	If the litigation funding is not included, please explain to us why you did not include this funding in your measure.

We respectfully acknowledge the Staff’s comment and advise that the $3.8 million litigation funding was not included in our Adjusted EBITDA subtotal for the year ended December 31, 2022 and was not included in our Adjusted EBITDA reconciliation, as a result, upon further review, of a drafting oversight. We have made note of the error internally and going forward will ensure to include and clearly label any such funding in both our presentation of Adjusted EBITDA and our Adjusted EBITDA reconciliation, as appropriate .

4.	We note your response to prior comment 4 and please address the following related to your Adjusted EBITDA reconciliation:

•

Tell us how the $7.4 million Employee Retention Tax Credit disclosed on pages 38 and F-37 is accounted for in your adjusted EBITDA presentation. If this amount is included in your Adjusted EBITDA, tell us how you considered the guidance of Question 100.03 of the C&DIs for Non-GAAP Financial Measures.

•

Explain why you are including bad debt expense within your Adjustments for acquisition, transaction, and other non-cash costs line item. Explain to us in more detail the nature of this item and tell us how you considered Question 100.01 of the C&DIs for Non-GAAP Financial Measures.

We respectfully acknowledge the Staff’s comment and advise that we have considered Questions 100.01 and 100.03 of the Non-GAAP C&DIs in preparing our response.

The $7.4 million Employee Retention Tax Credit (“ERTC”) disclosed on pages 38 and F-37 is not accounted for in our Adjusted EBITDA presentation. Management believes that the ERTC supplanted income that the Company would have otherwise received, but for the global pandemic, and that adjusting for the ERTC would neither provide users of our financial statements with information that is useful for comparing our financial performance and results of operations between periods, or across the industry, nor provide supplemental information with which to analyze underlying trends in our financial results based on our ongoing cash operating expenses.

Bad debt expense was previously included within our Adjustments for acquisition, transaction, and other non-cash costs line item based on the belief, at the time of filing, that such expense would have a one-time impact on our financial statements. Upon further review, we no longer maintain that belief and going forward will revise our Adjusted EBITDA reconciliation accordingly.

We advise the Staff that in future presentations of Adjusted EBITDA we will further supplement our non-GAAP reconciliations with footnote disclosure to provide additional clarity to investors on the line items cited in the Staff’s comments and the reasons why management believes those line items convey useful to investors in evaluating the Company’s financial condition, operating results and future prospects.

5.

We note within your Form 8-K filed on November 23, 2023 that you present non-GAAP financial measures, but you do not present the most directly comparable GAAP measures with equal or greater prominence. For each non-GAAP financial measure you present, including within your press release headlines, please present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and advise that in future presentations of non-GAAP financial measures, including within our press release headlines, we will ensure that we also present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K.

We appreciate the Commission’s time and attention.

Respectfully,

/s/ Christopher Wimmer

Christopher Wimmer

General Counsel

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